March 19, 2012

VIA EDGAR

Justin Dobbie
Legal Branch Chief, U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	OSL Holdings Inc. Amendment No. 1 to Form 8-K Filed January, 2012 File No. 001-32658

Dear Mr. Dobbie:

We hereby submit the responses of OSL Holdings Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated February 3, 2012, to Mr. Eli Feder, the Chief Executive Officer of the Company, in regard to the above-referenced Amendment No. 1 to Form 8-K (the “Amendment”) to the Company’s Current Report on Form 8-K filed on October 19, 2011 (the “Original Form 8-K” and, as amended by the Amendment, the “Amended 8-K”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 2 to the Original Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on March 19, 2012 (the “Second Amendment”).  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amended 8-K, as further amended by the Second Amendment.

Item 1.01 Entry into a Material Definitive Agreement, page 1

1.
We note your revised disclosure on page 2 that as of January 12, 2012, you have paid $10,000 of the $240,000 due to Crisnic. Given that the promissory note was to be paid in full by January 3, 2012, please disclose whether you have received notice of default from Crisnic and discuss the steps you are taking to cure this apparent default prior to the preferred shares being released from escrow.  Please also disclose the source of funds used to pay the $10,000 to Crisnic.

Company Response: As of March 13, 2012, the current outstanding balance on the note was $170,000. We have paid $70,000 to Crisnic, the source of these funds coming from the issuance of convertible notes and the sale of restricted shares. Crisnic has yet to deliver to us a notice of default on the note. We are in the process of negotiating a sale of the remainder of the note to a third party.  Crisnic has said they will not default the note while we continue to negotiate.

Description of Business, page 3

Business Overview, page 3

2.
Please revise the first paragraph of this section to make clear that your current operations are limited to the development of the OSL office products business and the recently acquired minority interest in the CDS business.  Please discuss, in particular, that the remainder of your discussion in this paragraph is purely aspiration in nature.

Company Response: We have revised the opening paragraph in the Business Overview section in the Second Amendment to clarify that our current operations are limited to our CDS and OSL businesses and that all other businesses that we discuss are purely aspiration in nature.

3.	Please substantiate your statement that “CDS has become one of the fastest growing distributors in North America by utilizing a solid foundation to provide practical solutions to the industry.”

Company Response: We have revised the language in the Second Amendment to state that “CDS is a growing distributor in North America.” We feel that is substantiated by the discussion later of CDS’s revenues which show year-over-year growth for the Company’s last three fiscal years.

4.
We note that you now hold a minority interest in CDS. Please revise the third paragraph to discuss any agreements you have with CDS regarding your influence on the operations, management positions, board seats, access to cash flow or otherwise as it relates to that business. Also, to the extent you are prohibited from acquiring an additional stake in CDS without jeopardizing its status as a woman owned business, please disclose that fact.

Company Response: We have revised the disclosure in the Second Amendment to explain that we are prohibited from acquiring any additional stake in CDS, however with our designees, we hold a 50% interest in CDS, and Eli Feder, our CEO, and Eric Kotch, our CFO, hold officer and director positions in CDS.

5.	Please substantiate that there are “millions of members” of the loyalty program or clarify that it is your aspiration to have this many members.

Company Response: We have revised the language in the Second Amendment to clarify that the benefits of our program includes a platform that can hold millions of members, not that we currently have millions of members.

6.
Please provide us with the basis for your belief that your acquisition of CDS and other acquisitions will “produce substantial contracts in the first quarter of calendar 2012 with growth in revenue by the third quarter of calendar 2012.”

Company Response: We have removed this statement from the Second Amendment.  However, our initial belief was based on historical close rates, timing of the closing of our acquisition and the current volume of pipeline contracts that were reviewed by us in our due diligence of CDS.

Our Corporate History and Background, page 4

7.	We note your responses to prior comments 2, 3, and 5. Please relocate your disclosure in the seventh, eighth, and ninth paragraphs on page 4 to the Business Overview section.

Company Response: We have revised the Second Amendment and relocated the disclosure from the “Our Corporate History and Background” section to the “Business Overview” section.

8.
We note your response to prior comment 5. Please disclose the substance of your response in the opening paragraphs of the Business Overview section. In addition, please reconcile the monthly burn rate of $100,000 referenced in your response with your revised disclosure on page 14, from which it appears your monthly burn rate will be at least $125,000 before including debt repayments.

Company Response: We have revised the opening paragraphs of the Business Overview to discuss our burn rate and our cash on hand.  Additionally, we have revised all disclosure to state that our monthly burn rate is $125,000 before including debt payments.

9.	Additionally, with a view to revised disclosure, please provide us with the basis for your belief that you anticipate signing supply contracts for your products before March 30, 2012.

Company Response: We have removed reference to our signing of supply contracts for our products before March 30, 2012.

Our Strategy, page 5

10.	Please either define or remove acronyms and other marketing and industry jargon such as “B2C,” “B2B,” “cross platform,” and “cross vertical.”

Company Response: We have revised the Second Amendment to define the acronyms and other marketing and industry jargon.

OSL and CDS, page 6

11.	We note your response to prior comment 12. Please briefly explain what you mean by “secure a dialogue with additional audiences….”

Company Response: We have revised the Second Amendment to clarify that we will use our relationships to obtain additional contacts with whom we will try to establish revenue sharing agreements, advertising relationships, better pricing and more diverse product lines.

12.
Please reconcile your disclosure here, where you characterize United Stationers as a strategic partner, with your revised disclosure on page 7 that you do not have a formalized strategic partnership with United Stationers. Additionally, please identify and explain the nature of the strategic relationships resulting from the acquisition of CDS.

Company Response: Part of United Stationers (“United”) strategy is to support the growth of independent distributors. However, United does not enter into formalized or exclusive agreements with any distributors, as is the industry standard. Our relationship with United does include pricing structures, payment terms, marketing incentives, rebates, access to marketing materials, and access to various products lines, none of which we would be able to enjoy without this relationship. From that perspective, we categorize our relationship with United as a strategic one. We have revised the Second Amendment to better explain this strategic relationship and have removed reference to a “partnership” with United Stationers.

Strategic Partnerships, page 7

13.
We note your response to prior comment 18.  Please tell us why you are not substantially dependent on the agreement with United Stationers or why it is otherwise not material to you. Alternatively, file the agreement as an exhibit to your next amended Form 8-K.

Company Response: While United currently provide all the logistical and inventory support for OSL, we have now supplier relationships through CDS. We feel that should we no longer be able to rely on United for their support to OSL, we would be able to turn to the suppliers whom we have relationships through CDS and seamlessly operate our business relying on those suppliers.

Customers, page 7

14.	To the extent either Verizon or Pep Boys accounts fox 10% or greater of CDS's sales please disclose the percentage sales to these customers.

Company Response: We have revised the Second Amendment to disclose the percentage of sale to Pep Boys and Verizon.

Competition, page 7

15.	We note your response to prior comment 20. Please explain how your loyalty reward program will enable you to be “nimble and efficient” compared to larger, established national competitors.

Company Response: We believe we will be “nimble and efficient” compared to larger, established national competitors as we will have less management layers and shorter approval timelines to make changes to marketing, product offerings, and pricing.

Management's Discussion and Analysis, page 12

16.	Please revise the second to last paragraph on page 12 by clarifying that these are your aspirations. Please also revise your Business Overview on page 3 accordingly.

Company Response: We have revised the language throughout the Second Amendment to make clear that all lines of business discussed, other than through OSL or CDS, are purely our aspirations.

Plan of Operations, page 13

17.
Please reconcile your disclosure that you expect to generate revenues in the second half of 2011 with revised disclosure in the fourth paragraph of this section that your website will not be fully operational until the end of the first quarter 2012.

Company Response: We have “alpha” or phase 1 websites, www.oslholdings.com, www.officesupplyline.com and www.corporatediversitysolutions.com, which will be transitioned to a phase 2 or “beta” website with more functionality and content.  While we anticipate that out beta website should be fully operational by the end of the first quarter of 2012, our CDS alpha website is currently functional and generating revenues.

18.
We note your revised disclosure on page 5 that your strategy for each of your business units will be unique to those units. We also note your revised disclosure in the Overview section of your MD&A. Please revise your plan of operation to disclose in detail your strategy for each business unit as well as your plan to execute each strategy. You should include detail regarding costs, milestones, and source(s) of funding for each material aspect of your business plan to the extent it is not already discussed.  Additionally, to the extent that the implementation of a certain component of your business plan is dependent on the successful implementation of other components of your business plan, please discuss accordingly.

Company Response: The corporate strategy of each business unit will have a consistent structure, yet will still be unique in marketing strategy as the marketing messages will be tailored to the specific audience each business is geared to. Each component of our business plan will complement the others.  There will be overlap in the customers of each business unit and much of our infrastructure, including personnel and technology, will serve more than one component. Success or failure of one business unit may have a corresponding effect on a “sister” business unit. We will add resources and finalized costs and milestones when sufficient financing becomes available to execute our plans for each business unit.

19.	In addition, please add risk factor disclosure of the risks that you may be unable to implement your business plan given its complexity and the limited capital available to you.

Company Response: We have added a risk factor disclosing that we may be unable to implement our business plan given its complexity and the limited capital available to us.

20.
Please discuss in greater detail the “soon to be finalized technology contracts,” including when you anticipate finalizing these agreements, and explain how these contracts will facilitate your goal to develop electronic marketplaces.

Company Response: In January 2012, we signed the SaaS license agreement and custom development with MBS Dev to deploy their platform and integrate with our rewards technology.

21.
Please provide us with support for your statement in the fourth paragraph on page 13 that CDS has revenues in the “$3,000,000 range” and why you believe through your acquisition of CDS that its revenues have been acquired for financial statement reporting purposes. Additionally, please balance this disclosure by disclosing CDS's net profit or loss for the most recent fiscal year and interim period.

Company Response: We have revised the Second Amendment to state that CDS has revenue in the $2,700,000 range. The support for this revenue range comes from the unaudited financial statements provided to us by the owners of CDS.  Based on this unaudited information, we will update our disclosure to include corresponding unaudited net losses of $314,000 and $366,000 for the years ended December 31, 2011 and 2010.   Please see the response to comment #22 below regarding the accounting for the acquisition and related financial reporting implications.

22.
In this regard, please tell us how you intend to account for the acquisition of CDS. We note in this regard that you acquired 48% of CDS common stock, with an additional two percent held by your designees. It is not clear from your Form 8-K filed December 21, 2011 whether you intend to consolidate CDS's financials or use the equity method to account for your interest in CDS. To the extent you intend to consolidate CDS's financials into your financials, please provide us with your complete and clear analysis on how you will control CDS with the CDS founder retaining 50% of the entity.  In addition, your response should include the specific accounting literature that will enable you to consolidate CDS.

Company Response: The Company intends to consolidate CDS’s financials into our financials.   Under FIN 46R, management is required to determine who has control.  Control of an entity can be obtained either (1) by obtaining ownership of a majority of its outstanding voting interest or (2) by obtaining contractual rights to receive the majority of the financial benefits and/or assuming contractual obligations to bear the majority of the financial consequences that occur in the future from the entity outperforming or underperforming its expectations.  The primary beneficiary is the entity, if any, that holds the majority of the risks and rewards.  In the case of CDS, we believe the Company is the primary beneficiary.

The Company has determined that OSL, through its executives, Mssr Kotch and Feder, hold the majority of the risk and rewards.  Specifically, both Mssr Kotch and Feder have provided personal guarantees for CDS receivables.  We estimate that the amount collectively guaranteed by OSL, CDS and their executives exceeds current receivables by approximately $250,000. Additionally, although not contractually mandated, OSL continues to provide required working capital and management assistance to CDS. Without these guarantees and financial support, CDS would be unlikely to continue operating as a business.

23.	Please disclose the estimated cost and timeframes for hiring the additional internet marketing personnel.

Company Response: We have revised the Second Amendment to clarify that our plan is to add additional personnel and we will do so when sufficient financing becomes available.

24.
Please explain in greater detail how you intend to drive traffic to your website once it is operational. Additionally, please explain why customers would have an incentive to utilize your distribution and rewards program instead of ordering directly from your wholesale or retail partners. We note your disclosure in the third bullet point on page 5 where you state that “[e]ach of our partners prominently features and promotes its brand and/or URL in its marketing and communications materials.”

Company Response: We intend to partner with brands that will provide our rewards program to their customer bases.  Additionally, we plan on giving our reward “points” to our corporate clients to distribute to their employees. Rewards “points” will need to be activated through our website, which drive traffic to it. Once activated, the rewards “points” can be used towards a percentage off purchase of any of our products as well as a percentage of purchase of any products of our retail partners both at their online websites and in their stores. The purchase of these products will cause the accumulation of reward “points” starting the process again. Each of our retail partners will want to promote the fact that they participate in our rewards program, as it will increase the likelihood a rewards customer will purchase their products.

25.
We note your response to prior comment 31. Please discuss in greater detail the development of your loyalty rewards program, including how you anticipate generating revenues from this program. Additionally, it appears from your revised disclosure that you contemplate that customers would have the ability to earn or use "reward currency" in transactions with other retailers. Please clarify the scope of your rewards program and, to the extent third party retailers will participate, discuss what arrangements you have made or expect to make to recruit third party retailers.

Company Response: We plan on generating revenue from the sale of products directly to members on our website(s), and from a “processing & administration” fee on usage of any rewards at a retail partner location. Additionally we will generate revenue from any advertising or marketing agreements that our partners might engage in with us for access to rewards members.  We have not made any arrangements as yet with third parties regarding our rewards program.

Financing, page 14

26.
We note your response to prior comment 32.  Please clarify whether anticipated revenues are monthly. Please also disclose the anticipated source(s) of funds to finance the approximately $4,000,000 in anticipated acquisitions. In addition, please explain your statement that “[w]e expect revenues from any future acquisitions to match a good portion of the expense of the acquisition.”

Company Response: We have clarified that our anticipated revenues of $200,000 are monthly. We anticipate future acquisitions to be funded through private investors and through opening of a credit line. In addition, we hope to negotiate certain acquisitions with a portion of the purchase price to be paid out of future revenues from the transaction.

Conflicts of Interest, page 18

27.
We note your response to prior comment 38.  Please disclose the substance of your response in your amended Form 8-K and clarify whether there may be conflicts, other than conflicts of time, which may exist between you and the entities affiliated with your officers and directors. Additionally, please add a risk factor describing the risks referenced in this section.

Company Response: We have revised the Second Amendment to disclose that there are currently no conflicts of interests between any of our officers or directors and the Company.  We have a added a risk factor to disclose the possibility that there may be conflicts of interest between our officers or directors and the Company in the future and that we may be unable to enforce our policies regarding conflicts of interest.

Transactions with Related Persons, page 19

28.
We note your response to prior comment 43. It appears that at the beginning of your most recent fiscal year, Crisnic Fund, S. A. beneficially owned approximately 14,130,000 shares of your common stock out of 15,198,255 shares issued and outstanding. As such, it appears that Crisnic is a related party for purposes of the disclosure required by Item 404(a) of Regulation S-K. Please provide related party disclosure for the transactions with Crisnic, including disclosure of the note payable, or provide us with additional analysis why Crisnic is not a related party. Refer to Exchange Act Rule 13d-3(d)(l) and Item 404(a) of Regulation S-K.

Company Response: We have revised the Second Amendment to provide related party disclosure for the transactions with Crisnic.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow + Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

OSL Holdings Inc.

By:	/s/ Eli Feder
Eli Feder Chief Executive Officer